Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 4 dated July 15, 2011

to the Prospectus dated May 2, 2011

We are providing this Supplement No. 4 to you in order to supplement our prospectus dated May 2, 2011. This Supplement No. 4 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 1 dated May 19, 2011, Supplement No. 2 dated June 9, 2011 and Supplement No. 3 dated July 6, 2011. Capitalized terms used in this Supplement No. 4 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

90 Hudson Loan Modification

We previously disclosed that, in connection with the acquisition of the 70 & 90 Hudson properties on April 11, 2011, we assumed approximately $238,419,000 in two existing mortgage loans. On July 14, 2011, we and Teachers Insurance and Annuity Association of America, or the Lender, agreed to modify the $117,562,000 existing mortgage loan assumed by us in connection with the acquisition of the 90 Hudson, or the Assumed Loan. The Assumed Loan was modified to extend its maturity by three years, from May 1, 2016 to May 1, 2019. The Assumed Loan’s 5.66% annual interest rate was unchanged but is subject to a new 30 year amortization schedule. We pre-paid approximately $8,600,000 of the Assumed Loan’s balance (with no pre-payment penalty) in connection with the modification, resulting in a balance of $108,500,000. A $167,000 fee was paid to CBRE Capital Markets, an affiliate of the Investment Advisor, in connection with modification of the Assumed Loan. The agreements pertaining to the modification of the Assumed Loan contain customary provisions, including representations, warranties, covenants and indemnifications.

Change to our Investment Advisor’s Sub-Advisor

The below language should be read in conjunction with your reading of our entire prospectus, with particular reference to the following sections of our prospectus: “Summary,” “The Investment Advisor—The Sub-Advisory Agreement,” “Certain Relationships of the Dealer Manager and the Sub-Advisor,” as well as the definition of “Sub-Advisor” first defined on page 2 of our prospectus and used throughout our prospectus (all such references to “Sub-Advisor” shall mean “CFG VIII, Inc.”).

On July 7, 2011, our Investment Advisor and CNL Fund Management Company agreed to terminate the existing sub-advisory agreement and our Investment Advisor entered into a new sub-advisory agreement with CFG VIII, Inc., a wholly-owned subsidiary of CNL Financial Group, LLC. The terms of the new sub-advisory agreement provide for a change in the scope of marketing related services to be provided as well as a change in the CNL affiliated entity. CFG VIII, Inc. will also hold the interest previously held by CNL Fund Management Company in our Investment Advisor and CBRE REIT Holdings LLC.

Closing Agreement with the IRS

As previously disclosed, we submitted a request to the IRS for a closing agreement under which the IRS would grant us relief with respect to payments we made to shareholders under our DRIP and in respect of certain custodial fees we paid on behalf of some of our IRA shareholders, in each case, which payments could be treated as preferential dividends under the rules applicable to REITs, or collectively, the Tax Matters. On July 8, 2011, we and our Investment Advisor entered into a closing agreement with the IRS, pursuant to which (i) the IRS agreed not to challenge our dividends as preferential as a result of the Tax Matters and (ii) our Investment Advisor paid a compliance fee of approximately $135,000 to the IRS. We will not reimburse our Investment Advisor for its payment of the compliance fee. As a result of our entering into the closing agreement with the IRS, we believe that we have fully resolved the Tax Matters.